Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR
SECOND QUARTER 2010

- OLEPTRO™ Launched in the U.S. Market -

LAVAL, Quebec (August 12, 2010) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its financial results for the second quarter and first six months ended June 30, 2010.  All figures are in Canadian dollars unless otherwise stated.

“The year to date is highlighted with a number of significant milestones, culminating with the U.S. launch of OLEPTRO™ earlier this week,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “With OLEPTRO™, we now have two commercial products in the market generating revenue for the Company, both based on our CONTRAMID® technology.  As we move forward, we continue to focus on the development and commercialization of differentiated products using our three technology platforms - our proven CONTRAMID® platform, our promising abuse- and misuse-deterrent platform, INTELLITAB™, and our PNDS™ platform for the optimized delivery of water-insoluble drugs and, potentially, short interfering ribonucleic acid (siRNA), a rapidly emerging area of drug delivery.”

OLEPTRO™ Launched in the U.S. Market

OLEPTRO™, a novel once-daily formulation of the antidepressant trazodone, has been launched in the U.S. by Labopharm’s joint venture with Gruppo Angelini, Angelini Labopharm.  OLEPTRO™ is a new therapeutic option in the treatment of major depressive disorder (MDD) in adults.

Regulatory Review of Once-Daily Trazodone in Canada Continues

Labopharm was advised that, due to backlog, Health Canada has not yet completed the Company’s new drug submission (NDS) review for once-daily trazodone. Health Canada has not, however, advised the Company of any issues with the submission.  Based on recent discussions with Health Canada, Labopharm now expects a decision to be rendered towards the end of 2010.  In the meantime, Labopharm continues to hold discussions with potential marketing partners towards establishing a licensing and distribution agreement for Canada and to prepare for launch in the first half of 2011.

Review of Twice-Daily Tramadol-Acetaminophen in Europe Progressing

The Decentralized Procedure (DCP) regulatory approval process for a number of European countries is progressing for Labopharm’s twice-daily tramadol-acetaminophen.  The Company continues to expect a decision to be rendered before year end.  In anticipation of possible approval, Labopharm’s marketing partner, Grunenthal GmbH, is preparing to launch the product next year.  The countries for which the DCP has been initiated represent more than 25% of the European market for tramadol-acetaminophen products.

Pursuing Opportunities to Partner INTELLITAB™ Technology and Products

In addition to developing its own products based on its abuse- and misuse-deterrent technology platform, INTELLITAB™ (the first of which is twice-daily oxycodone-acetaminophen), Labopharm is in discussion with potential partners to develop products for or with them, using the INTELLITAB™ technology under license.

Exploring Emerging Opportunities for Highly Differentiated Products Through Delivery of siRNA

As part of the evolution of its business strategy to develop highly differentiated products with greater potential returns on investment, Labopharm is exploring opportunities to apply its POLYMERIC NANO-DELIVERY SYSTEMS™ (PNDS™) technology platform to the emerging field of therapeutics known as RNA (ribonucleic acid) interference (RNAi).  RNAi consists of the use of short sequences of RNA to block or silence the effect of disease-related genes.

Financial Results

Three-Month Period Ended June 30, 2010

Total revenue for the second quarter of fiscal 2010 was $6.8 million compared with $6.3 million for the second quarter of fiscal 2009. Revenue from product sales for the second quarter of fiscal 2010 was $4.3 million compared with $4.8 million for the second quarter of fiscal 2009. Product sales for the second quarter of fiscal 2010 included $1.0 million (Labopharm’s 50% proportionate share) for the initial shipments of OLEPTRO™ to Angelini Labopharm for launch in the U.S. market while product sales for the second quarter of fiscal 2009 included $1.8 million of initial shipments of once-daily tramadol product to Purdue Pharma for the launch in May 2009 of RYZOLT™ in the U.S. Excluding the initial shipment, higher once-daily tramadol product unit sales volumes in 2010 were offset primarily by an unfavourable year-over-year variance in the Euro relative to the Canadian dollar, as a significant portion of once-daily tramadol product sales in territories outside the U.S. is denominated in Euros. The lower Euro to Canadian dollar exchange rate in 2010 versus 2009 had an unfavourable impact on revenue for the second quarter of fiscal 2010 of $0.5 million compared to the corresponding period in fiscal 2009.

Both sales of RYZOLT™ to Purdue Pharma and sales of OLEPTRO™ to Angelini Labopharm for distribution in the U.S. market are transacted essentially at cost and therefore are excluded from the following gross margin discussion.  Gross margin (as a percentage of revenue from product sales of once-daily tramadol for territories outside the U.S.) for the second quarter of fiscal 2010 was 56% compared with 72% for the second quarter of fiscal 2009.  The decrease is primarily the result of lower average selling price per tablet in the second quarter of fiscal 2010 due to the aforementioned unfavourable year-over-year variance in the exchange rate, a $0.2 million reserve against revenue for future price adjustments recorded in the second quarter of fiscal 2010 and the reversals of a $0.3 million reserve against revenue and a $0.2 million inventory write-down recorded in the second quarter of fiscal 2009.

Licensing revenue for the second quarter of fiscal 2010 was $1.1 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for its once-daily tramadol product, twice-daily tramadol-acetaminophen formulation, as well as a portion of the $27.2 million (US$26 million) resulting from the licensing of the OLEPTRO™ U.S. marketing rights to Angelini Labopharm.  Licensing revenue for the corresponding quarter of fiscal 2009 was $1.3 million.  The decrease is primarily the result of the extension of the term over which the balance of the US$20 million up-front payment received from Purdue Pharma in 2005 for RYZOLT™ (once-daily tramadol) will be recognized.  Royalty revenue recorded on sales of RYZOLT™ for the second quarter of 2010 was $0.6 million compared with $0.1 million in the second quarter of 2009. Revenue from services and research and development collaborations was $0.8 million and included $0.6 million representing Labopharm’s 50% proportionate share of the value of the various services provided by the Company to Angelini Labopharm under the joint venture agreement to support the launch of OLEPTRO™.

Research and development expenses, before government assistance, for the second quarter of fiscal 2010 were $2.4 million compared with $3.0 million for the second quarter of fiscal 2009.  The decrease was primarily the result of lower clinical trial costs in the second quarter of fiscal 2010 as well as various cost-reduction initiatives.  Estimated research and development tax credits were $0.3 million, unchanged from the corresponding quarter of fiscal 2009.

Selling, general and administrative expenses for the second quarter of fiscal 2010 were relatively unchanged at $6.5 million compared with the second quarter of fiscal 2009.  A $2.2 million increase in selling, general and administrative expenses due to OLEPTRO™ launch activities   (representing the Company’s 50% share of the $4.4 million incurred by Angelini Labopharm during the second quarter), as well as a $0.6 million royalty payment to Gruppo Angelini were essentially offset by a $1.1 million reimbursement by Angelini Labopharm of certain OLEPTRO™ launch preparation costs incurred by Labopharm prior to the second quarter (after giving effect to the Company’s 50% participation in the joint venture), lower accruals for the Company's share of litigation costs incurred by Purdue Pharma to enforce certain of its U.S. patents related to Labopharm's once-daily tramadol product, the elimination of the Company’s pilot sales force in the United Kingdom, a reduction in non-cash stock-based compensation expense and other cost reductions.

Net loss for the second quarter of fiscal 2010 was $6.0 million, or $0.08 per share, compared with $4.9 million, or $0.09 per share, for the second quarter of fiscal 2009.  The increase in net loss is primarily the result of the $0.8 million loss on foreign exchange in the second quarter of fiscal 2010 compared to a $2.0 million gain in the second quarter of fiscal 2009, which was partially offset by higher revenue and lower research and development expenses.

Cash, cash equivalents and marketable securities as at June 30, 2010 were $63.2 million (including $12.7 million representing Labopharm’s proportionate share of the cash and cash equivalents held by Angelini Labopharm) compared with $43.3 million as at March 31, 2010.  During the second quarter of fiscal 2010, the Company received a $27.2 million (US$26 million) payment from Angelini Labopharm under the terms of its license agreement for the commercialization of OLEPTRO™ in the U.S.  Labopharm also received $1.1 million from Angelini Labopharm as reimbursement of certain OLEPTRO™ launch preparation costs incurred prior to the second quarter.  The increase in cash was partially offset by cash used in operations.

During the second quarter of fiscal 2010, Hercules Technology Growth Capital, Inc. agreed to amend Labopharm's debt facility agreement, extending both the period of interest-only payments on the loan and the maturity date of the loan, which provides Labopharm with approximately $4.5 million in additional liquidity in 2010 and throughout 2011.

Six-Month Period Ended June 30, 2010

Total revenue for the first half of 2010 increased to $11.5 million from $11.2 million for the first half of fiscal 2009.  Revenue from product sales for the first half of 2010 decreased to $7.5 million from $8.6 million for the first half of fiscal 2009.  Similar to the quarter, the lower Euro to Canadian dollar exchange rate in 2010 versus 2009 had an unfavourable impact on revenue for the first half of fiscal 2010 compared to the corresponding period in fiscal 2009.

Gross margin (as a percentage of revenue from product sales for once-daily tramadol in territories outside the U.S.) for the first half of fiscal 2010 was 55% compared with 67% for the first half of fiscal 2009.  The rationale for the decrease is similar to that discussed above for the quarter.

Licensing revenue for the first six months of fiscal 2010 was $1.7 million compared with $2.5 million for the first six months of fiscal 2009.  The rationale for the decrease is similar to that discussed above for the quarter. Royalty revenue on sales of RYZOLT™ for the first half of 2010 was $1.2 million compared with $0.1 million for the first half of 2009. Revenue from services and research and development collaborations was $1.1 million for the first half of 2010.

Net loss for the first half of fiscal 2010 was $14.3 million, or $0.21 per share, compared with $12.9 million, or $0.23 per share, for the first half of fiscal 2009.  The rationale for the increase in net loss is similar to that discussed above for the quarter.

Conference Call

Labopharm will host a conference call today (Thursday, August 12, 2010) at 8:30 a.m. ET to discuss its second quarter fiscal 2010 results. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until midnight on Thursday, August 19, 2010.  To access the archived conference call, dial 416-849-0833 or 1-800-642-1687 and enter the reservation number 90392486 followed by the number sign.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets, South Korea and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults is now available in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

About OLEPTRO™

OLEPTRO™ is a novel once-daily formulation of the antidepressant trazodone for the treatment of major depressive disorder (MDD) in adults.

OLEPTRO™ is an extended release formulation of trazodone hydrochloride, and uses CONTRAMID®, Labopharm’s clinically validated technology to control the release of active substances within oral medications, whether taken whole or when broken along the score line.  CONTRAMID®, which allows for a high drug-loading capacity, forms a semi-permeable membrane that controls the release of medication throughout a 24 hour time period.  The tablets may also be broken in half along the score line without compromising the extended release properties due to a membrane that forms across the new inner surface of the broken tablet.

For more complete information about the use of OLEPTROTM, please see the full Prescribing Information and Medication Guide. Available at http://oleptro.com.

This press release contains forward-looking statements, including statements concerning the ability of the Company to find a distribution partner for OLEPTRO™ in Canada, statements concerning the regulatory approval of OLEPTRO™ in Canada, statements concerning the regulatory approval and launch of the Company’s twice-daily tramadol-acetaminophen product in certain European countries, statements concerning the commercial potential and partnering of the INTELLITAB™ platform, and statements concerning the Company’s pipeline of product candidates, including future opportunities based on the Company’s PNDS™ platform, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

RYZOLT™ is a trademark of Purdue Pharma Products L.P.  OLEPTRO™ is a trademark of Labopharm Inc.  INTELLITAB™ is a trademark of Labopharm Inc.  POLYMERIC NANO-DELVERY SYSTEMS and PNDS are trademarks of Labopharm Inc.  CONTRAMID® is a registered trademark of Labopharm Inc.

For more information, please contact:
At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com

Labopharm Inc.
INTERIM CONSOLIDATED BALANCE SHEETS
[Unaudited]

[thousands of Canadian dollars]	As at June 30, 2010 $	As at December 31, 2009 $

ASSETS
Current
Cash and cash equivalents	57,985	23,650
Marketable securities	5,242	854
Accounts receivable	4,849	4,736
Research and development tax credits receivable	1,840	2,584
Income taxes receivable	12	223
Inventories	3,074	2,637
Prepaid expenses and other assets	1,637	701
Total current assets	74,639	35,385
Restricted investments	146	133
Long-term investments	18,730	2,885
Property, plant and equipment	7,952	8,575
Intangible assets	1,925	2,018
Future income tax assets	124	124
	103,516	49,120

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable and accrued liabilities	20,779	18,124
Current portion of deferred revenue	7,837	2,938
Current portion of obligations under capital leases	330	309
Current portion of long-term debt	3,762	3,558
Total current liabilities	32,708	24,929

Deferred revenue	35,965	14,364
Obligations under capital leases	4,863	5,033
Long-term debt	34,212	18,939
Total liabilities	107,748	63,265

Shareholders’ deficiency
Capital stock
Common shares, no par value, unlimited authorized shares, 71,571,641 and 57,456,364 issued as at June 30, 2010 and December 31, 2009, respectively	260,266	242,316
Warrants	6,133	937
Contributed surplus	17,218	16,385
Deficit	(287,914)	(273,625)
Accumulated other comprehensive income (loss)	65	(158)
Total shareholders’ deficiency	(4,232)	(14,145)
	103,516	49,120

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]

	For the three months ended:		For the six months ended:
[thousands of Canadian dollars, except share and per share amounts]	June 30, 2010 $	June 30, 2009 $	June 30, 2010 $	June 30, 2009 $

REVENUE
Product sales	4,296	4,827	7,524	8,629
Licensing	1,088	1,318	1,682	2,473
Royalties	640	124	1,240	124
Services and research and development collaborations	801	-	1,072	-
	6,825	6,269	11,518	11,226

EXPENSES
Cost of goods sold (excluding amortization)	2,112	2,604	3,565	3,997
Research and development expenses, net	2,053	2,658	4,218	6,531
Selling, general and administrative expenses	6,455	6,513	13,788	13,391
Financial expenses	1,213	983	2,310	1,997
Amortization of property, plant and equipment and intangible assets	426	453	860	916
Interest income	(220)	(107)	(388)	(294)
Foreign exchange loss (gain)	818	(1,961)	1,453	(2,464)
	12,857	11,143	25,806	24,074
Loss before income taxes	(6,032)	(4,874)	(14,288)	(12,848)
Income tax expense	-	-	1	-
Net loss for the period	(6,032)	(4,874)	(14,289)	(12,848)

Net loss per share - basic and diluted	(0.08)	(0.09)	(0.21)	(0.23)

Weighted average number of common shares outstanding	71,571,317	56,839,127	67,817,358	56,832,673

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

	For the three months ended:		For the six months ended:
[thousands of Canadian dollars]	June 30, 2010 $	June 30, 2009 $	June 30, 2010 $	June 30, 2009 $

OPERATING ACTIVITIES
Net loss for the period	(6,032)	(4,874)	(14,289)	(12,848)
Items not affecting cash
Amortization of property, plant and equipment	356	411	717	833
Amortization of intangible assets	70	42	143	83
Amortization of premiums and discounts on marketable securities	-	39	7	54
Non-cash interest income	(100)	-	(250)	-
Non-cash financial expenses	233	148	467	290
Unrealized foreign exchange (gain) loss	680	(1,643)	1,398	(835)
Stock-based compensation	261	411	835	1,203
	(4,532)	(5,466)	(10,972)	(11,220)
Net change in other operating items	24,986	(291)	28,599	(2,336)
	20,454	(5,757)	17,627	(13,556)

INVESTING ACTIVITIES
Acquisition of marketable securities	-	(1,898)	(5,095)	(8,466)
Proceeds from disposals of marketable securities	-	1,600	-	6,020
Proceeds from maturities of marketable securities	992	9,203	992	23,010
Acquisition of restricted investment	(26)	-	(26)	-
Issuance of term loan	(7,192)	-	(7,192)	-
Acquisition of property, plant and equipment	(57)	(63)	(153)	(68)
Acquisition of intangible assets	(44)	(37)	(50)	(53)
	(6,327)	8,805	(11,524)	20,443

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(76)	(67)	(149)	(131)
Repayment of long-term debt	(1)	-	(2)	-
Proceeds from issuance of long-term debt	7,192	-	7,192	-
Proceeds from issuance of common shares	4	152	18,415	161
Proceeds from issuance of warrants	-	-	5,429	-
Payment of issuance costs of common shares and warrants	(251)	-	(695)	-
Financing costs incurred	(550)	(354)	(550)	(354)
	6,318	(269)	29,640	(324)

Foreign exchange gain (loss) on cash held in foreign currencies	185	(614)	(1,408)	(677)
Net change in cash and cash equivalents during the period	20,630	2,165	34,335	5,886
Cash and cash equivalents, beginning of period	37,355	12,094	23,650	8,373
Cash and cash equivalents, end of period	57,985	14,259	57,985	14,259

Supplemental cash flow information:
Interest paid	755	791	1,508	1,492
Income taxes paid (recovered)	-	-	(202)	88